Exhibit 99.1

ANTELOPE ENTERPRISE HOLDINGS LTD. ANNOUNCES CLOSING

OF PREVIOUSLY ANNOUNCED

$1.0 MILLION REGISTERED DIRECT OFFERING

JINJIANG, China, October 5, 2022 /PRNewswire/ -- Antelope Enterprise Holdings, Ltd. (f/k/a China Ceramics Co., Ltd.) (NASDAQ Capital Market: AEHL) (the "Company"), a Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, and which engages in business management, information systems consulting, and online social commerce and live streaming, today announced that it has closed the $1,000,000 registered direct offering of securities previously announced on September 30, 2022.

In connection with the offering, the Company issued 1,666,667 registered common shares at a purchase price of $0.60 per share to several institutional investors, led by Sixth Borough Capital Fund LP. Concurrently in a private placement, for each common share purchased by an investor, such investor received from the Company an unregistered warrant to purchase one common share. The warrants have an exercise price of $0.82 per share, will be exercisable on the date of issuance, and will expire five years from the date of issuance. The warrants issued in this transaction contain variable pricing features.

The Company plans to use the net proceeds from the offering for general corporate and working capital purposes.

Dawson James Securities, Inc. acted as the sole placement agent in connection with the offering.

ArentFox Schiff LLP served as counsel to the Company in connection with the offering, and Ellenoff Grossman & Schole LLP served as counsel to Dawson James Securities, Inc. in connection with the offering.

The offering of the common shares described above (but not the warrants or the common shares underlying the warrants) is being made pursuant to an effective "shelf" registration statement on Form F-3 (File No. 333- 260958), as amended, that was previously filed with the Securities and Exchange Commission ("SEC") and declared effective by the SEC on July 15, 2022. The offering was made only by means of a prospectus supplement and accompanying prospectus. A final prospectus supplement and accompanying prospectus related to the offering, as well as a Form 6-K relating to the offering, will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained by contacting Dawson James Securities, Inc., Attention: Prospectus Department, 101 North Federal Highway, Suite 600, Boca Raton, FL, 33432, cwachowiz@dawsonjames.com or toll free at 866.928.0928.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Antelope Enterprise Holdings Ltd.

Antelope Enterprise Holdings Limited is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. Antelope Enterprise’s products, sold under the “Hengda” or “HD”, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. The Company also engages in business management, information systems consulting, SaaS (software as a service) and PaaS (platform as a service) systems platforms, and online social commerce and live streaming in China. For more information, please visit http://www.aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate, construction and technology sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional ceramic tile production capacity online going forward as our business improves, our ceramic tile customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points; and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2021 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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CONTACTS:

Antelope Enterprise Holdings Ltd.
Edmund Hen, Chief Financial Officer
info@aehltd.com
Junbing Industry zone, Anhai town,
Jinjiang
Fujian,PRC, 362261

Investor Relations:
Precept Investor Relations
David Rudnick
Direct Line:: +01 917-864-8849
David.Rudnick@preceptir.com